

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Jerel Banks
Chief Executive Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, California 94545

   Re: Benitec Biopharma Inc.
        Registration Statement on Form S-1
        Filed August 14, 2020
        File No. 333-246314

Dear Dr. Banks:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Louis Rambo, Esq.